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     As filed with the Securities and Exchange Commission on August 3, 2001

                                                               File No. 70- 9671

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

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                                 AMENDMENT NO. 4
                             (First Post-Effective)
                                       TO
                        FORM U-1 APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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                                  Powergen plc
               (and Subsidiaries Listed on Signature Page Hereto)
                               53 New Broad Street
                                 London EC2M 1SL
                                 United Kingdom
              (Name of company filing this statement and address of
                          principal executive offices)

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                                  David Jackson
                              Company Secretary and
                                 General Counsel
                                  Powergen plc
                               53 New Broad Street
                                 London EC2M 1JJ
                                 United Kingdom

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                The Commission is requested to send copies of all
              notices, orders and communications in connection with
                        this Application-Declaration to:


Joseph B. Frumkin                                 Peter D. Clarke
Sullivan & Cromwell                               Debra J. Schnebel
125 Broad Street                                  Jones, Day, Reavis & Pogue
New York, NY 10004                                77 W. Wacker
Telephone: 212-558-4000                           Chicago, IL 60601-1692
Facsimile: 212-558-3588                           Telephone: 312-782-3939
                                                  Facsimile: 312-782-8585

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     Powergen plc, a public limited company formed under the laws of England and
Wales ("Powergen"), and certain of its subsidiaries filed with the Securities and Exchange Commission (the "Commission") an Application-Declaration on Form
U-1 on April 26, 2000, as amended on April 28, 2000, September 22, 2000 and December 6, 2000 (said Form U-1 as so amended is referred to herein as the "Original Form U-1"). Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Original Form U-1.

     On December 6, 2000, the Commission issued an order with respect to the Original Form U-1 in Holding Co. Act Release No. 27291 (the "Order"). In the Order, the Commission reserved jurisdiction over, among other things, the implementation of a tax allocation agreement (the "Tax Allocation Agreement") and the formation and retention of LG&E Energy Settlements Inc. ("LG&E Settlements").

     The purpose of this Amendment No. 4 (First Post-Effective) is to provide additional information regarding the proposed Tax Allocation Agreement and to withdraw the request regarding the formation of LG&E Settlements. In light of the additional information provided in this Amendment No. 4, the Applicants request that the Commission release jurisdiction over and approve the implementation of the Tax Allocation Agreement(1).

     In support of this request, Powergen provides the following additional information which is added to Item 3.E. of the Original Form U-1. In addition, Exhibits C-3.1 and C-3.2 to the Original Form U-1 are amended and replaced by Exhibits C-3.l and C-3.2 hereto.

     Since the date of Original Form U-1, the application of the new tax law in the UK has in some respects been clarified. As a result of that clarification, it is no longer advantageous to form a separate corporation to act as a tax clearing company. Thus, Applicants withdraw the request for the formation and retention of LG&E Settlements. Rather, Applicants propose that the tax clearing function will be performed by LG&E Energy.

     Applicants request that the Commission approve an agreement for the allocation of consolidated tax among Powergen USA, Powergen US Investments Corp., and the LG&E Energy Group. Rule 45(c)(5) requires that associate companies with a positive allocation will pay the amount allocated and those subsidiary companies with a negative allocation will receive current payment of their corporate tax credits. The Tax Allocation Agreement does provide for each associate company to pay its separate tax liability and for each subsidiary company with a negative allocation to receive current payment of its corporate tax benefits. At issue is the treatment of the corporate tax benefits attributable to Powergen USA.

     Pursuant to Section 4 of the Tax Allocation Agreement, each member of the affiliated group shall pay the amount of its separate return tax to LG&E Energy. LG&E Energy shall pay each member with a corporate tax credit, the amount of such credit, except that any corporate tax

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     (1)  In Holding Co. Act Release No. 27231, notice was given that in the
Original Form U-1 the Applicants requested approval for a tax allocation agreement among Powergen USA (formerly, Powergen US Partnership), Powergen US Investments Corp. and the LG&E Energy Group which provided for the retention by the Powergen entities within the consolidated group of certain payments for tax losses, rather than the allocation of the losses to subsidiary companies without payment, as would otherwise be required by Rule 45(c)(5) under the Act.


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credit attributable to Powergen USA associated with its acquisition-related debt(2) shall be retained at LG&E Energy. To the extent that the aggregate separate tax return liability of the members exceeds the consolidated tax liability of the affiliated group, the excess shall be allocated to the members having separate tax liability in proportion to the separate tax liabilities of such members. In addition, tax benefits of Powergen USA not attributable to acquisition-related debt (if any) will be allocated to members having a separate return tax liability in proportion to the separate return tax liabilities of those members.

     From a legal perspective, this approach is no different than the tax allocation agreement approved by the Commission in The National Grid Group plc, Holding Company Act Release No. 27154 (March 15, 2000) (the "Grid Order"). In the Grid Order, the Commission approved a tax allocation agreement that does not require the holding company to allocate its tax benefits associated with acquisition-related debt to its subsidiary companies. This deviation from Rule 45(c) was specifically authorized by the Commission in the Grid Order. Similar to the tax allocation agreement approved in the Grid Order, the proposed Tax Allocation Agreement does not require allocation to the subsidiary companies of the tax benefits of Powergen USA associated with acquisition-related debt.

     The tax allocation agreement approved in the Grid Order provided that amounts attributable to the tax benefits associated with acquisition-related debt could be paid to the holding company, National Grid General Partnership ("NGGP"). As described above, the Applicants do not seek authority to transfer to Powergen USA amounts attributable to corporate tax benefits of Powergen USA associated with its acquisition-related debt, but rather request authority to retain such amounts in LG&E Energy. The Applicants propose that such amounts retained at LG&E Energy would be made available to the companies within the LG&E Energy Group, in order to promote the businesses of LG&E and KU and the other energy-related companies within the LG&E Energy Group. This structure is decidedly more advantageous to the LG&E Energy Group than the tax allocation agreement approved in the Grid Order.

     The Applicants request a deviation, albeit a deviation advantageous to the LG&E Energy Group, from the structure approved by the Commission in the Grid Order in order to obtain a more economically efficient structure. By retaining Powergen USA's tax benefits at LG&E Energy and making them available to the LG&E Energy Group, the external debt within the LG&E Energy Group can be significantly reduced. Also, as tax is charged in Luxembourg on amounts paid to Powergen USA, the retention of Powergen USA's tax benefits in LG&E Energy results in more funds being available to reduce the overall debt levels of the US Subsidiary Companies (including the LG&E Energy Group).

     For purposes of example(3), it is assumed that Powergen USA's tax benefit associated with the acquisition-related debt is $73,500,000 -- i.e., U.S. tax at an assumed rate of 35% in respect of interest expense at an assumed rate of 7% per annum on $3 billion of loan notes. If Powergen

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     (2)  For purposes hereof, "acquisition-related debt" shall mean the debt of
Powergen USA incurred from time to time to finance the acquisition of its U.S. utility and energy-related businesses, including LG&E Energy, and any debt incurred to refinance or refund the foregoing.

     (3)  This example is presented in greater detail in Attachment I hereto.


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USA were compensated for this corporate tax credit resulting from the interest payments, Powergen USA would receive a payment of $73,500,000 each year. The tax payable in Luxembourg on this payment at a 37% tax rate would be $27,195,000. There is no tax credit available to offset this tax liability in Luxembourg. Thus, this tax liability would be an incremental cost to the Powergen system. The after-tax amounts, $46,305,000, could then be applied by Powergen USA to make loans, directly or indirectly, to LG&E Energy Corp. and its subsidiaries. However, the LG&E Energy Subsidiary Companies would be required to borrow in the first year an additional $27,195,000 externally, in order to match the aggregate funding of $73,500,000 available to the LG&E Energy Group if the proposed Tax Allocation Agreement is approved. Additional debt requirements in subsequent years would be even greater. In addition, if these monies are loaned to the LG&E Energy Subsidiary Companies, interest received by Powergen USA on any such loan would also be subject to tax in Luxembourg at the 37% tax rate. For example, if the $46,305,000 were loaned at an interest rate of 7% per annum, additional taxes of $1,199,300 would be payable -- thus, further reducing the amount available internally to fund the businesses of the LG&E Energy Group companies.

     Alternatively, the amounts paid to Powergen USA in respect of its corporate tax benefit could be used to reduce Powergen USA's loan notes outstanding to its parent company or be paid to its parent company as dividends.(4) If such amounts are paid up the chain of Intermediate Companies to US Holdings, US Holdings could presumably apply such amounts to reduce its acquisition-related debt by $46,305,000. However, in this example, the LG&E Energy Subsidiary Companies would be required to borrow externally $73,500,000 in order to replace the funds that would otherwise be available to the LG&E Energy Subsidiary Companies under the proposed Tax Allocation Agreement. Thus, in the first year the Powergen System would have increased its aggregate debt outstanding by $27,195,000, with an additional interest expense of approximately $1,903,650, assuming a 7% per annum interest rate.

     In addition, as a result of a recent change in UK tax law, there may be adverse tax consequences in the UK if the corporate tax benefits attributable to the acquisition-related debt were to be allocated to the subsidiary companies. The treatment of such allocation under the UK tax law is not certain at this time and may not be determinable unless and until the taxing authorities are presented with the issue, and respond to a specific factual situation. This could take two or three years.

     Furthermore, pursuant to an order of the Kentucky Commission issued in connection with the formation of LG&E Energy Corp. in 1991, each of LG&E and KU pays/receives tax liabilities/benefits on a stand-alone basis in accordance with corporate guidelines and policies on inter-company transactions. The Kentucky Commission has not imposed any requirement that tax benefits at the parent company or any of its non-utility subsidiaries be shared with the utility subsidiaries. The treatment of the U.S. Utility Subsidiaries under the proposed Tax Allocation Agreement is consistent with existing practice, approved by the Kentucky Commission.

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     (4)  The capital structure of Powergen USA was structured to be economically efficient based upon existing tax and accounting considerations. Any repatriation of funds to US Holdings would need to be handled in a manner so as not to disadvantage this structure.


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     In addition, since the LG&E Energy Group Companies have no obligation with respect to the acquisition-related debt and such debt does not affect the LG&E Energy Group's financial position, it is not inappropriate to exclude these companies from the direct benefits of the tax consequences resulting from such debt.(5)

     It is presently intended that amounts retained by LG&E Energy will be reinvested in the LG&E Energy Subsidiary Companies. Based upon current forecasts, it is anticipated that in the foreseeable future any amounts retained by LG&E Energy will be required to fund cash needs of the LG&E Energy Subsidiary Companies. LG&E Energy may make such funds available to LG&E Energy Subsidiary Companies through capital contributions, loans through the money pool or inter-company loans.(6) In this regard, the Applicants will commit that LG&E Energy will make such funds available only to, or for investment in, LG&E, KU, energy-related companies, as defined in Rule 58 (each, a "Rule 58 Subsidiary"), EWGs (other than foreign EWGs) and LG&E Energy Intermediate Subsidiaries authorized by the Order to acquire, hold and/or finance the acquisition of the securities of or other interests in such Rule 58 Subsidiaries and/or domestic EWGs.

     To the extent that amounts retained at LG&E Energy are not reinvested in the LG&E Energy Subsidiary Companies, the Applicants would expect such amounts to be paid to Powergen USA and up the chain of Intermediate Companies through dividends (to the extent permitted under the Act), interest payments and repayment of principal.

     The Applicants' proposed application of the corporate tax benefit associated with the acquisition-related debt is consistent with that of The National Grid Group plc. In the Application-Declaration in File No. 70-9519, The National Grid Group plc states that the funds retained by NGGP will, to the extent not reinvested in NEES or another business, flow up the chain of intermediate companies to The National Grid Group plc through dividends, interest payments, share repurchases and the repayment of principal.

     Approval of the proposed Tax Allocation Agreement will not be detrimental to consumers, investors or the public interest, nor will it lead to the abuses that Section 12 is intended to prevent. Furthermore, there are various safeguards in place to insure that the proposed structure cannot be used to the detriment of investors, consumers or the public interest.

     The Tax Allocation Agreement provides that under no circumstance shall the amount of tax allocated to a member exceed its separate tax liability. Further, as described above, pursuant to an order of the Kentucky Commission, each of LG&E and KU must pay/receive tax

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     (5)  See Paragraph III.B.3. of the Grid Order.

     (6) Interest on any inter-company loans to LG&E or KU would bear interest at a rate, determined monthly, equal to the greater of (i) the weighted average rate of return on short-term investments of LG&E and KU outstanding on the last day of the prior month or, if no short-term investments are outstanding, the previous month's rate of return earned by the Financial Square Fund managed by Goldman Sachs & Co. or (ii) the weighted average rate of any commercial paper issued by LG&E and KU outstanding on the last day of the prior month or, if no such commercial paper is outstanding, the commercial paper rates of similarly rated companies for the prior week as published in the Federal Reserve Statistical Release H.15. The terms and conditions of inter-company loans to Non-Utility Subsidiaries will be materially no less favorable than the terms and conditions of loans available to the borrowing company from third-party lenders.


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liabilities/benefits on a stand-alone basis. Thus, the obligations of the U.S.
Utility Subsidiaries under the proposed Tax Allocation Agreement is consistent with existing practice, approved by the Kentucky Commission.

     In addition, pursuant to the Order, the Applicants commit, as a general term and condition of issuance of securities authorized by the Order, to maintain the common stock equity of each of LG&E and KU, individually, at not less than 35% of total capitalization and to maintain the common stock equity of LG&E Energy at not less than 30% of total capitalization.

     Furthermore, as described in the Original Form U-1, pursuant to the order of the Kentucky Commission authorizing the transfer of ownership of LG&E and KU through the acquisition of ownership and control of LG&E Energy Corp. by Powergen (the "Kentucky Order"), the dividend policies of LG&E and KU remain under the jurisdiction of the Kentucky Commission. Specifically, the Kentucky Commission reiterated its position that "the dividend policy [of KU and LG&E] must not adversely affect the utilities' ratepayers, and the utilities, through their boards of directors, have the responsibility to use their dividend policy consistent with preserving the financial strength of the utility." As part of the proceeding before the Kentucky Commission, and as a condition to the effectiveness of the Kentucky Order, Powergen has committed to notify the Kentucky Commission 30 days prior to paying any dividend or transferring more than 5 percent of the retained earnings of LG&E or KU to Powergen.

     The Tax Allocation Agreement does not provide a means by which the holding companies can "milk" the U.S. Utility Subsidiaries. Rather, the Tax Allocation Agreement contains only such deviations from Rule 45(c) as are necessary and appropriate to address the unique circumstances of a system with a foreign holding company. Such deviations do not undermine the purposes of Section 12 nor will they be detrimental to investors, consumers or the public interest.


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                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this amendment to Application/Declaration to be signed on their behalf by the undersigned duly authorized.


Date: August 3, 2001

                                        Powergen plc
                                        Powergen USA
                                        Powergen US Investments Corp.
                                        LG&E Energy Corp.
                                        Louisville Gas and Electric Company
                                        Kentucky Utilities Company
                                        LG&E Capital Corp.
                                        LG&E Energy Marketing Inc.

                                        By:  Powergen plc

                                        By:       /s/ Peter Hickson
                                             -----------------------------------
                                             Peter Hickson
                                             Executive Director Finance


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                                  EXHIBIT INDEX

     C-3.1     Tax Allocation Agreement (Revised)

     C-3.2     Legal Analysis of Rule 45(c) and the Proposed
               Tax Allocation Agreement


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